Transcript of Earnings Call of MTY Food Group Inc.	Exhibit (a)(5)(C)

MTY Food Group Inc. First Quarter 2019 Earnings Conference Call Thursday, April 11, 2019 – 8:30 AM ET

C O R P O R A T E   P A R T I C I P A N T S

Eric Lefebvre

Chief Executive Officer

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Michael Glen

Macquarie

Jonathan

Scotiabank

Elizabeth Johnston

Laurentian Bank Securities

Derek Lessard

TD Securities

Nick Corcoran

Acumen

P R E S E N T A T I O N

Operator

Good morning, ladies and gentlemen. Thank you for standing by. Welcome to the MTY Food Group Inc. First Quarter 2019 Earnings Conference Call.

At this time, all participants are in a listen-only mode. Following the presentation we will conduct a question-and-answer session. Instructions will be provided at that time for you to queue up for questions. If anyone has any difficulties hearing the conference, please press star followed by zero for operator assistance at any time.

Before turning the meeting over to management, I would like to indicate that the proposed tender offer to be discussed in this communication has not yet commenced. This communication is for informal purposes only and is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of Papa Murphy’s stock. Once filed, the tender offer statement will be available at no charge on the SEC’s website at www.sec.gov.

Certain forward-looking statements made in this communication, including any statements as to future results of operations and financial productions, may constitute forward-looking statements within the meaning of applicable law. Forward-looking statements include, among other things, statements about the potential benefits of the proposed transaction, the prospective performance and outlook of the surviving company’s business, performance and opportunities, the ability of the parties to complete the proposed transaction, and the expected timing of completion of this proposed transaction, as well as any assumptions underlying any of the foregoing.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Furthermore, please be advised that this conference call will contain statements that are forward-looking and subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.

I would like to remind everyone that this conference call is being recorded on Thursday, April 11, 2019.

I will now turn the conference over to Eric Lefebvre, Chief Executive Officer. Please go ahead, sir.

Eric Lefebvre, Chief Executive Officer

Thank you. Good morning, ladies and gentlemen. Thank you for joining me for MTY’s first quarter conference call. Today we will discuss the financial and operating results of the company’s first quarter ended February 28, 2019.

(French)

Our press release reporting first quarter results was published earlier this morning. We also issued a separate press release concerning our definitive merger agreement with Papa Murphy’s. Both can be found on our website at mtygroup.com and on SEDAR and the merger press release with Papa Murphy’s was filed on the US Securities and Exchange Commission by Papa Murphy’s.

Before I begin, let me remind you that all figures expressed on today’s call are in Canadian dollars unless otherwise stated and please be aware that we will refer to certain indicators that are non-IFRS measures. You can refer to our MD&A for more detail.

I will begin with an overview of our first quarter results and then discuss the acquisition that was announced this morning. So, let’s start with a brief overview of our network.

We finished the first quarter with the 5,941 locations. During the first quarter we acquired the 31 locations of Casa Grecque. We opened 60 locations and closed 134 for a net decrease of 43. Most of the closures during the quarter came from our frozen treats and sandwiches and

MTY Food Group Inc. First Quarter 2019 Earnings Conference Call Thursday, April 11, 2019 – 8:30 AM ET

coffee categories. During the quarter the sandwiches and coffee category remained the most challenging with a net reduction of 28 while the frozen treats category had a negative 29 locations. Frozen treats decline was mainly due to a seasonal decrease in sales. The openings were spread across all categories, Cold Stone leading the way with 17.

Network sales for the first quarter were up 27% to $688 million. The growth is primarily attributable to recent acquisitions and to a favourable variance in foreign exchange. Consolidated same-store sales was down 1.4%. Canadian same-store sales was up marginally again this quarter, making this the sixth consecutive quarter of positive growth. Ontario continued to show positive same-store sales growth. British Columbia also continues on the momentum gained last year and posted strong positive results. Alberta had a fourth consecutive positive same-store sales quarter while Saskatchewan posted a slightly positive quarter.

Same-store sales in the United States saw a decline as a result of the impact of adverse weather, which primarily affects our frozen treats segment but also affects other types of restaurants when we go through such extremes. The west coast, which represents 47% of our total system sales, suffered from extreme cold, which resulted in a 4% decline. California saw the biggest drop in same-store sales with over 5% year-over-year sales drop. This drop was partially offset by positive same-store sales of 1.5% on the east coast. We hope that the good performance of the east coast provides a good indication of the performance of our underlying network under comparable circumstances.

Stores located outside North America experienced a decline in same-store sales of 9.2%. Most of the decline is attributable to our stores in the Middle East and Asia.

Finally, same-store sales for Imvescor restaurants, which are not included in the consolidated same-store sales, have grown by 0.2% in the first quarter, led by Ben & Florentine and Mikes.

Now let’s turn to MTY’s financial results. Before I comment on the results, I would like to remind you about the impact of seasonality on MTY’s results. Typically, first and fourth quarter sales are slower than average while sales in the second and third quarters are the strongest given the number of locations operating in the ice cream and frozen treats category, which have represented over 28% of our system sales during 2018. That has a direct correlation with our EBITDA since most of our cost base is fixed.

I would also like to briefly discuss the implementation of new accounting standards. For the first time this quarter,

our results were presented applying IFRS 9 and IFRS 15. While IFRS 9 did not have a material impact on results, IFRS 15 did. This standard mainly affected the way we account for initial franchise fees as well as renewal and transfer fees, which are now being amortized over the term of the related franchise agreement. IFRS 15 also requires us to include the revenues and expenses related to the promotional funds of our brands onto our P&L. In the past, those were considered a balance sheet transaction and did not affect our results. As a result, we have added an additional category into our segmented information to isolate this from the rest and make sure margins for each category remains relevant. You can see a more detailed description of the impact of the two new standards in our financial statements and in our MD&A. I invite you to read those carefully as they have a material impact on how the business is presented.

We are very pleased with our first quarter results. Revenues for the quarter increased 42% to $107.3 million, mainly driven by the acquisition of Imvescor Restaurant Group and Casa Grecque. Cost of sales and operating expenses increased 41%, mainly driven by the additional cost associated with those recent acquisitions, and they were partially offset by a decrease in professional fees, lease termination costs, rent, and royalties paid to master franchisees. As a result, EBITDA increased 47% to $28.4 million in the first quarter of 2019 compared to $19.4 million for the same period last year.

Consolidated EBITDA margins increased slightly from 25.7% last year to 26.4% this year. The increase in EBITDA was driven by the acquisitions as well as by an organic growth of 8%. Our franchising EBITDA margins have increased from 43% last year to 47% this year.

Net income attributable to shareholders decreased to $14.7 million or $0.59 per share for the first quarter of 2019 from $44.3 million or $2.07 per share for the same period last year. Last year’s results were impacted by an adjustment in prospective income tax rate in the United States used to calculate the deferred income taxes. Excluding the impact of this non-recurring adjustment, net income attributable to owners would have been $8.8 million in 2018 or $0.41 per share.

Turning now to liquidity and capital resources, in the first quarter of 2019 MTY generated robust cash flows from operating activities of $26.8 million compared to $13.7 million last year as the strong growth momentum continued. Excluding the variation in non-cash working capital items, income taxes and interest paid, operations generated $28.7 million in cash flows, up 46% compared to the $19.6 million we generated in the same period last year. This increase was primarily driven by higher EBITDA.

MTY Food Group Inc. First Quarter 2019 Earnings Conference Call Thursday, April 11, 2019 – 8:30 AM ET

In the first quarter of 2019 our capital was primarily allocated to acquisitions and payments of dividends to shareholders, for which we disbursed $20.9 million and $4.3 million, respectively. Furthermore, on January 21st the Board of Directors approved an increase of its quarterly dividend of 10% to $0.165 per common share. This increase represents the seventh increase since our first dividend was declared in 2010. The increase further demonstrates not only our confidence in the ability to generate solid cash flows in the future but also our confidence in our brands and our franchise partner network.

MTY concluded fiscal 2018 with a healthy financial position. As at February 28, 2019 MTY had $40.4 million of cash on hand and long-term debt of $284.6 million in the form of holdbacks on acquisition and bank facilities.

Finally, on March 21, 2019, after quarter end, we acquired most of the assets of South St. Burger for a total consideration of approximately $5.1 million.

Moving now to the acquisition of Papa Murphy’s that was announced this morning, you will find for your reference on MTY’s corporate website a short presentation summarizing the transaction. Papa Murphy’s is a unique concept with over 35 years of history. It has a network of over 1,400 mostly franchised stores, which sells fresh, handcrafted pizzas made to order for guests to take and bake at home. It is the fifth largest pizza chain in the US with a highly differentiated position in the pizza segment. The superior quality of the pizza with fresh ingredients is a true differentiator. Furthermore, it is the only national take-and-bake chain in the US and we believe the brand presents an attractive growth potential. This acquisition represents another important step for MTY in its continued growth strategy and we see tremendous opportunities in this exciting transaction.

Papa Murphy’s has a compelling strategic fit with MTY. First, Papa Murphy’s is driven by the same core values as MTY: great quality of food, great service, and great value. Second, Papa Murphy’s concept is unique. Its brand resonates well with customers looking for custom-made pizza fresh from their own oven and enjoyed in optimal, freshly baked conditions. Third, the brand will continue to benefit from favourable consumer trends, such as ready-to-cook home meals and a greater focus on the quality and freshness of ingredients. Fourth, Papa Murphy’s network is highly complementary to our existing US operations and will allow us to cater to a new market in the US, thus strengthening our leading portfolio of brands and adding significant scale to our US platform. Furthermore, it will diversify our business, lessen seasonality within our portfolio of brands, and increase our exposure to the robust and growing US pizza market. Finally, we believe in the upside potential of the recently refreshed corporate strategy and the benefits of the implemented initiatives. We expect to work with Papa Murphy’s to make capital investments focused on further improving guest experience and increased sales.

We will offer to acquire all of the issued and outstanding shares of common stock of Papa Murphy’s for US$6.45 per share in cash. This represents a total equity consideration of approximately US$113 million or C$150 million. Including the refinancing of Papa Murphy’s net debt outstanding, this represents a total transaction value of approximately US$190 million or C$253 million. This communication is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell shares of Papa Murphy’s stock. The offer to purchase will be filed with the SEC within 10 business days.

The transaction will be 100% funded from our cash on hand and existing credit facilities. This purchase price implies a multiple of approximately 8.5 times based on Papa Murphy’s last 12 months adjusted EBITDA of US$22.3 million and we expect the acquisition to be immediately accretive to our EBITDA and cash flow per share. Pro forma the transaction, MTY’s leverage will be just over three times net debt to last 12 months EBITDA. Following completion of the transaction, MTY is expected to continue to generate significant cash flows, allowing for deleveraging and providing liquidity to pursue future M&A opportunities.

The transaction is subject to customary closing conditions, including applicable regulatory approval. We anticipate the transaction closing in the second quarter of calendar 2019. Following the transaction we expect to maintain the current Papa Murphy’s support centre in Vancouver, Washington as well as the seasoned management team that’s currently doing a fantastic job with the brand.

In conclusion, we are very excited about this transaction. We’re looking forward to welcoming Papa Murphy’s franchise partners and employees into the MTY family and working with them in growing and further expanding the business.

I will now be pleased to answer any questions you may have.

Q U E S T I O N   A N D   A N S W E R   S E S S I O N

Operator

Thank you. At this time, if you would like to ask a question, please press star followed by the number one on your telephone keypad. If you are using a speaker-

MTY Food Group Inc. First Quarter 2019 Earnings Conference Call Thursday, April 11, 2019 – 8:30 AM ET

phone, please lift the handset before pressing any keys. One moment please for your first question.

Your first question comes from the line of Michael Glen from Macquarie. Please go ahead.

Michael Glen, Macquarie

Good morning, Eric. Eric, can you run through some of the timeline surrounding this transaction? I think the company was undergoing a strategic review. I’m just kind of interested in understanding when you guys got involved and looked at the deal.

Eric Lefebvre, Chief Executive Officer

Good morning, Michael. You’re right, the company did announce they were looking to strategic alternatives a few months ago and we were contacted by their agent as a transaction became more likely and we went through the process. It was a pretty intense auction process, I would say, and there was a lot of back and forth and due diligence happening at the same time. So it took a few months but we got where we are this morning and hopefully within the next 10 days we’ll be able to submit all the necessary documents with the regulatory authorities and then we’ll go forward. In the next 45 to 60 days the transaction should be able to close.

Michael Glen, Macquarie

Okay. So there were multiple bidders at the table for this deal?

Eric Lefebvre, Chief Executive Officer

Yeah, that’s hard to tell for me. I only know of MTY bidding on the transaction. I’m not aware of everything that happened in the auction process. I have to assume there were other bidders in the transaction. But I think that’s going to be described in more detail as we file everything with the SEC describing the transaction and the process that was run to make sure Papa Murphy’s shareholders got the best deal.

Michael Glen, Macquarie

Okay. And just on the, ah, you made reference to the management team. Can you talk about any—is the intention to put some retention-type contracts in place with the incumbent management team there? And can you talk a little bit about their background with the organization as well?

Eric Lefebvre, Chief Executive Officer

Sure. Well, the intention is certainly to retain all of the management that is currently in place and hopefully they’ll want to continue with Papa Murphy’s and MTY going forward. I think it’s a little bit early and even premature to discuss exactly what form compensation will take and whether or not there will be retention packages. I think that’s going to have to be announced after we close the transaction.

But yeah, I think—the management team is composed of five executive people. Two of them have been at the company for a certain period of time and three of them have joined recently, the CEO, the CFO, and the chief marketing officer. And I think they’ve been undergoing transformation with Papa Murphy’s and taking a lot of steps in the right direction. As you know, these measures that are taken, they don’t produce results immediately, they happen over time, and I think the company is going in the right direction at the moment. So I’m happy to see the progress that’s being made and hopefully the management team will be able to continue on what they began a year ago and really push the company forward.

Michael Glen, Macquarie

And as you look at the company right now, the store base, the current level of organic growth, like where do you—what do you think the right level of store count is for this organization? Do you think that they can continue to grow the store count over time?

Eric Lefebvre, Chief Executive Officer

Hey, I’d like to have a million stores. That would be the right level. But more seriously, I think the company has been reducing the number of stores in the last few years, really focusing on franchisee profitability, and some of the underperforming stores have left the network. There might be a little bit of it left to do. Although, hopefully, we can maintain the current store base, realistically I think there might be a few more stores that will close. Whether they’re corporate or franchise remains to be confirmed. And once that’s done I think we’re going to push harder on development and expanding of new stores. But yeah, we really hope that we’re going to be able to keep all our franchise partners in business and make them profitable, but that’s something that we’re going to have to really look at carefully after closing.

MTY Food Group Inc. First Quarter 2019 Earnings Conference Call Thursday, April 11, 2019 – 8:30 AM ET

Michael Glen, Macquarie

Okay. And your platform right now in the US, as you integrate this business, and given where the stores are it looks fairly broad based throughout the US, do you see any level of integration savings that you can make as you look at what you have in the US and what they have in the US?

Eric Lefebvre, Chief Executive Officer

I hope there will be. I hope there will be. I think, you know, the bigger you get, the more optimal your procurement becomes, the more optimal your distribution becomes. As you have more density of stores I think it’s easier for us as a franchisor or an owner of corporate stores and it’s also easier for our distributors, so hopefully we’ll find good opportunities in there. But yeah, our presence is going to be a lot better and we’re going to have a better density of stores going forward, so hopefully we’ll be able to make things work. But again, that’s another one that happens over time. We have contracts with distributors, we have contracts with our suppliers, and we can’t all of a sudden break all of those contracts and flex our muscles on everyone. So we need to be respectful of the business, our business and our partners businesses also, and these synergies will happen over time.

Michael Glen, Macquarie

Okay. Thanks for taking the questions. I’ll come back on for more in a bit.

Eric Lefebvre, Chief Executive Officer

Thank you.

Operator

Your next question comes from the line of George Doumet from Scotiabank. Please go ahead.

Jonathan, Scotiabank

Hi, Eric. This is Jonathan stepping in for George.

Eric Lefebvre, Chief Executive Officer

Hi, Jonathan.

Jonathan, Scotiabank

Hi. So, just to start off, I noticed that the exposure between US, international, and Canadian locations, ah, US exposure has been increasing greatly and even more so with this new acquisition, so I was just wondering what the targeted geographic breakdown would be looking ahead between US, international, and Canada.

Eric Lefebvre, Chief Executive Officer

Yeah, we’re pretty agnostic when it comes to the geography of our acquisitions within North America. I think naturally, because of the size and the depth of the US market naturally there might be more acquisitions in the US that become available and our business might grow faster in the US than it grows in Canada. We still have a lot of good companies we’d like to acquire in Canada and there are also a lot of good companies we’d like to acquire in the US. Sometimes it’s a matter of the companies being for sale, us being able to cross the finish line with these people, with the sellers or prospective sellers. So, there are many factors that come into play but really I think the depth of the market is probably the number-one factor that influences our growth and where we realize acquisitions.

Jonathan, Scotiabank

Okay. Thanks for that. Just focusing more on the acquisition, the merger, looking back two to three years of Papa Murphy’s history, what was the number of locations and the average same-store sales growth performance?

Eric Lefebvre, Chief Executive Officer

That’s a good question. Unfortunately, I don’t have those numbers handy.

Jonathan, Scotiabank

I guess just roughly (inaudible).

Eric Lefebvre, Chief Executive Officer

I wish I had a good answer for you but I’d rather not produce numbers that might be inaccurate. Papa Murphy’s was a public company so all this information is public and available for people to look at, but

MTY Food Group Inc. First Quarter 2019 Earnings Conference Call Thursday, April 11, 2019 – 8:30 AM ET

unfortunately I don’t want to give numbers that might be inaccurate.

Jonathan, Scotiabank

Okay. So maybe just to rephrase the question, moving forward, where do you see same-store sales growth like over the next 12 to 18 months let’s say?

Eric Lefebvre, Chief Executive Officer

I wish I was able to give you an answer for that.

Jonathan, Scotiabank

Okay. No problem.

Eric Lefebvre, Chief Executive Officer

There are just too many factors at play. And for the same reason we’ve never given guidance for MTY in the past regarding our results and same-store sales, I think I’ll keep the same amount of reserve for Papa Murphy’s. One, it’s very premature for me to try to predict same-store sales and where exactly we’re going as we don’t own the brand yet. We still have to go through the process. And then even after I think I’ll stay out of trying to predict results.

Jonathan, Scotiabank

Okay. No worries. And then just more question if I may, just related more to California specifically. It’s been the weakest performer or biggest drop in same-store sales growth at 5% year over year. I was just wondering, over the next year or so, how do you see California playing out, the locations in California?

Eric Lefebvre, Chief Executive Officer

Yeah, California is a real important market for us, so hopefully it’s going to be better. The early Q2 results we’re seeing in California are a lot better than they were in Q1 and I think the weather is going back to more normal patterns. We don’t have sub 60 degree temperatures in Southern California, we don’t have snow in Arizona and in Nevada, so I think, as the weather goes back to normal I think our results will also go back to normal, and we’re getting early signs of that. It’s too early to tell what exactly is going to happen for the rest of 2019 but we’re certainly seeing that March and April so far have been better than the first three months of the year.

Jonathan, Scotiabank

Okay. Thanks for that.

Operator

Your next question comes from the line of Elizabeth Johnston from Laurentian Bank Securities. Please go ahead.

Elizabeth Johnston, Laurentian Bank Securities

Hi. Good morning, Eric.

Eric Lefebvre, Chief Executive Officer

Good morning, Elizabeth.

Elizabeth Johnston, Laurentian Bank Securities

Just maybe another question on the acquisition. You mentioned the potential for maybe additional store closures as the network continues to right-size itself. What else has been going on in the last year that you can talk about that gives you, ah, that makes you excited about this acquisition, whether it be other internal initiatives, something else the management team has been working on, just to get a sense of what they’ve accomplished in the last year and where they’re going going forward.

Eric Lefebvre, Chief Executive Officer

I think in general there’s been a certain repositioning of the brand and a focus to go back to the basics and focus on where the strengths are for the company. There’s also been a major initiative when it comes to online ordering that’s been done. I’m sure if you—you probably haven’t had time to go through all the disclosure that the company has made in the past year or so. There was a major online ordering platform that was developed and when the current management team joined they decided to trash this online ordering platform, write off the entire investment, and it was a pretty large one, and replace it with a better platform. There’s good new innovations that are coming to market also. Some have come to market and some will be coming to market that are really

MTY Food Group Inc. First Quarter 2019 Earnings Conference Call Thursday, April 11, 2019 – 8:30 AM ET

interesting and that hopefully will bring some excitement around the brand as new flavours are added and as we try to please customers and make them taste something different. So, hopefully we’ll be able to compete.

But yeah, I think in general it’s just, you know, a refocusing of the business and making sure that we put our efforts in the right place. So that’s been, I think, the mandate for the time that Weldon, Nik, and Laura have been here with the rest of the team that’s been working really hard to achieve those results. I know the online ordering was put in place really fast. That was an impressive performance there. So there are a number of good things that are happening.

Elizabeth Johnston, Laurentian Bank Securities

And when you say online ordering, I’m assuming that means mobile application as well as a website, correct?

Eric Lefebvre, Chief Executive Officer

Yeah. I think the website is, ah, the website and the app are certainly there. The website ordering is certainly very convenient whereas in the past I don’t think it was so convenient. So yeah, you’re right. And it’s very big for any company in the restaurant industry at the moment. You need to have a performing online ordering and a performing app that will enable customers to have smooth experiences to order, otherwise the customers will just go somewhere else.

Elizabeth Johnston, Laurentian Bank Securities

Right. And in terms of the existing management team which are staying on, is there something that they need from MTY, whether it be capital to invest or some other source of support in order to continue to work to improve the operations? Or do you feel like they’re well on their way to meeting their targets?

Eric Lefebvre, Chief Executive Officer

I think they’re well on their way to achieve their target, but a little help won’t hurt in the future. We’ve had a few discussions with management already and I think it’s too early to announce exactly what we’re going to put in place, but I think combining the two companies will probably help produce some synergies and hopefully we’ll be able to—and the synergies don’t have to be cost synergies. I think it will be more top line than cost in this case. We don’t necessarily have cost cutting synergies in the plans at the moment. So I think major synergies will happen from procurement, will happen for certain other initiatives that will be announced soon, and probably some capital investments as well. There is a need in various areas of the business to make sure that the stores are up to date, refreshed, and that the right technology is in place in the stores. So it’s too early to announce anything but there’s certainly a number of things that we’re looking at that will help push the business forward.

Elizabeth Johnston, Laurentian Bank Securities

Okay, great. And my next question, just going back to MTY’s business, which you’ve already gone through. In terms of same-store sales growth, we’ve seen fairly negative results from the international segment. I know you called out Asia among other regions. Can you give us a little more insight into what’s going on internationally and what might be accounting for some of the negativity here?

Eric Lefebvre, Chief Executive Officer

Well, for Asia it’s a relatively new thing, so hopefully this is going to turn around. I don’t see any major fundamental issues with our Asian markets. We’re very strong in Japan, we’re very strong in the Philippines, in Korea, in a number of other countries, and I don’t see really a macro reason for why these markets would go down abruptly.

In the Middle East, the economy is just beaten up everywhere. There are trade sanctions on Qatar, UAE, Bahrain, Kuwait. Economies are going down for the most part. We’re seeing double digit declines in the economy. And that’s across the board. It’s not only one brand; it’s all our brands are going down. And when we talk to people in the region they all agree that the economy is really not doing great, that people are no longer spending like they used to spend. The number of tourists that are going is also not the same. So the Middle East is, I would say, is in trouble at the moment. And hopefully our partners there are strong enough to weather the storm and still be very strong when the markets recover. Unfortunately, I don’t know when that’s going to happen, but that’s what we’re seeing.

I visited the market myself because I wanted to see it with my own eyes and experience it and, you know, some of the things I saw were certainly indicating that the economy is worse than what people might say out there.

MTY Food Group Inc. First Quarter 2019 Earnings Conference Call Thursday, April 11, 2019 – 8:30 AM ET

Elizabeth Johnston, Laurentian Bank Securities

Okay. And you mentioned Asia being a relatively new market. Do you think, therefore, as we start to lap the introduction of those regions, I don’t know if that’s later in 2019, some of the comparables will get a little easier and we should see more of a normalization of growth? Do you think that’s a fair statement?

Eric Lefebvre, Chief Executive Officer

No. No, no, that’s not what I meant. Asia is not a new market. The fact that we’re negative is new. Cold Stone is our main brand that we have in Asia and Cold Stone has been there for a long time. So, what’s new is that the sales had been growing for a long time and now we’re seeing a downward trend. So, hopefully that’s going to turn around soon.

Elizabeth Johnston, Laurentian Bank Securities

Okay, that’s great. That’s it for me. Thank you.

Operator

If there are any additional questions at this time, please press star followed by the number one on your telephone keypad. Your next question comes from the line of Derek Lessard from TD Securities. Please go ahead.

Derek Lessard, TD Securities

Good morning and congratulations on the deal. Eric, I just wanted to maybe touch on the weak same-store sales that we saw in 2017 and 2018 at Papa Murphy’s. I’m wondering if you can give us some indication of what was going on there and maybe some of the more, I guess, concrete mitigating effects. Efforts, sorry.

Eric Lefebvre, Chief Executive Officer

Yeah, well, it’s hard for me to talk about the past. We did not and we still don’t own the business, so I think it would be wrong for me to try to draw conclusions on what happened in the past, just for the fact that I was not there. I was not in the business so it’s hard for me to tell you exactly what was happening.

What I can tell you is what will be happening. More than half of the management is new in the business, taking some really good measures, taking some really good actions to shift the trend to being a more positive and a more, ah... I think the trend in the actions that are being taken are probably on the spot going to, ah, focusing on improving franchisee profitability, focusing on improving guest experience and focusing on all the right things, so I can only hope that going forward the business is going to do better. And I think that the last results that were presented did show some very encouraging signs. Same-store sales were still negative but there was a month of positive same-store sales that was the first in a long time and that’s showing that the actions they’ve taken are starting to produce or bear fruit. But yeah, as I said, I don’t think it would be right for me to draw conclusions or speculate on what happened two years ago in the company.

Derek Lessard, TD Securities

Okay. Fair enough. And I guess I wanted to get your thoughts on how you view the overall pizza market and this business in particular. I’m trying to figure out what you think is the advantage of the take-and-bake versus regular delivery or even buying frozen pizza from the grocery store. Just wondering what the competitive environment looks like, you know, who the true competitors are.

Eric Lefebvre, Chief Executive Officer

Yeah. Well, the pizza market is certainly extremely competitive. There’s no doubt about that. Pizza is a huge category in the US and I think there’s room for all the players that are in the market at the moment. It’s a market that’s still robust and growing, so we’re happy with that. I mean, if we do a good job there’s going to be money for us. There’s going to be customers going to our stores.

In terms of Papa Murphy’s itself, you know, you mentioned frozen pizza, you mentioned competition. I think the number-one factor is the freshness of the ingredients. Everything is produced fresh, everything is produced from scratch. Nothing is frozen. So that makes a difference, I think, in terms of taste and also in terms of customer perception. And then, again, the taste of the pizza is really good. And when you take-and-bake you have the optimal customer experience where your pizza hasn’t travelled half an hour to get to your door. So you bake it and you have a perfect experience. You take it out of the oven, you slice it, and then you enjoy it. That too, I think, makes a big difference. So, I think we have an advantage compared to the frozen pizza in terms of the freshness of the ingredient and I think we have an advantage compared to pizza that’s mostly being delivered at the moment because of the quality of the

MTY Food Group Inc. First Quarter 2019 Earnings Conference Call Thursday, April 11, 2019 – 8:30 AM ET

product and because of the experience of eating a fresh pizza.

Derek Lessard, TD Securities

Okay. Is there an ability or is Papa Murphy’s delivering any of their product to, you know, direct to consumer, or is it all pick up in store?

Eric Lefebvre, Chief Executive Officer

It’s mostly pickup in store but there are some, well, Papa Murphy’s is now with some of the integrators and delivery is happening at the moment via the existing aggregators. So it’s a new, ah, and I don’t want to speculate on the numbers, but it’s a fairly new thing for Papa Murphy’s, so we’re going to need a few months more experience to see the results of that. But I would say for the moment it’s mostly pick up.

Derek Lessard, TD Securities

Okay. And maybe on your existing operations, same-store sales were flat in Canada. Ontario was up. BC was up significantly as well as Alberta. Does this mean Quebec was down significantly? And I guess if that’s the case, just wondering what’s going on there.

Eric Lefebvre, Chief Executive Officer

Quebec was down. Because Quebec is such a big part of the Canadian portfolio it doesn’t need to be down significantly in order to bring the whole network to a flat position. I think Quebec, and Ontario to a certain extent, was pretty beaten up by weather again and it affected some of our restaurants. There had been a few occasions where we had to close restaurants because the staff just couldn’t get to the restaurant and that doesn’t help with same-store sales. That doesn’t help with a number of other factors. So we’re seeing some declines in some segments, we’re seeing some declines in some markets, but overall I think the portfolio is still doing great in Quebec and I’m not worried about what I’m seeing at the moment.

Derek Lessard, TD Securities

Okay. And maybe just one last one, and maybe it’s along the same lines with Imvescor, the flat growth there. Is that because of the over-indexation in Quebec?

Eric Lefebvre, Chief Executive Officer

Absolutely. Yeah, there’s no question about that. Bâton Rouge same-store sales have been going down also, as they have for the other steakhouse brands that we have in the portfolio. And then the other brands were a little bit weaker than they were in the previous quarters because of various factors I explained. So that brings Imvescor to just over flat as an overall position.

But again, I think we’re taking the right actions for all the brands. We’re seeing really good results when we have favourable conditions. We’re seeing a little bit more difficult results when conditions are not as favourable, as I’m sure you can expect. But I think overall I’m satisfied with the portfolio for MTY and for Imvescor. We’re doing the right things and we’re starting to see results from our initiatives. The team is working really hard and takes it at heart to make sure that all our franchisees have the best chance possible to being profitable and that goes with, you know, increasing the top line is the first aspect that we’re working on.

Derek Lessard, TD Securities

Are you able to give any detail on what those specific actions are?

Eric Lefebvre, Chief Executive Officer

Well, that’s a lot of brands, so that would be a lot of action.

Derek Lessard, TD Securities

At least, I mean, Imvescor or...?

Eric Lefebvre, Chief Executive Officer

Yeah. Menu innovation is certainly very big, so we’re trying to come up with good menu, new items on the menu that will attract customers and that will satisfy customers so that they return to our stores. We’re working on our operations to make our operation better and more consistent, again, to make sure the customer is satisfied with the product and is satisfied with the overall experience. There’s so much competition out there that we need to be perfect in order to make sure the customer will return. And we’re working also on various marketing initiatives that we think will bring customers to our stores. And the key here is marketing can bring the customer once and then operations need to take it over from there

MTY Food Group Inc. First Quarter 2019 Earnings Conference Call Thursday, April 11, 2019 – 8:30 AM ET

and make sure the customer is happy with the experience and returns. So, it’s a pretty generic answer, but I can’t really tell you all the initiatives we have for all the concepts.

Derek Lessard, TD Securities

Okay. Thanks, Eric.

Operator

Your next question comes from the line of Nick Corcoran from Acumen. Please go ahead.

Nick Corcoran, Acumen

Good morning and congratulations on the acquisition.

Eric Lefebvre, Chief Executive Officer

Thank you.

Nick Corcoran, Acumen

I think most of my questions have already been answered; I just have a question about the pro forma debt following the closing of Papa Murphy’s. Do you have a target debt-to-EBITDA level?

Eric Lefebvre, Chief Executive Officer

Well, ideally we’d like to have zero debt. That would be amazing. But the reality is we’re comfortable using our balance sheet to realize good acquisitions like this one. So at three times EBITDA we’re very comfortable. The business is producing very, very strong cash flows and I think that’s the key. We’re in a business that’s healthy and that can support a certain level of debt.

So three times EBITDA I’ve always indicated was an optimal level for us. This is where we are now. That won’t stop us from doing more acquisitions if we have good opportunities down the road, next week, next month, or next year. We still have room. We feel that MTY has the ability to deleverage fast because of the cash flows it’s producing, so the fact that we’ve reached our optimal, our target level of leverage doesn’t mean that we’re going to be sitting on our hands from now on.

Nick Corcoran, Acumen

Great. And then just going back to Imvescor, I think this is the slowest growth in terms of same-store sales in the last probably eight or ten quarters. Do you see this being just one quarter or can this be a structural thing happening within the chain?

Eric Lefebvre, Chief Executive Officer

Well, we’re comping against very strong results. So, when you’re comping against strong results, just maintaining those sales is a good thing. If you did plus 10 last year and you do plus 0.5 this year, you’re still plus 10.5 or 11 for those two combined years and that’s good. My preference is to have steady growth but, you know, whenever you have strong growth like Imvescor experienced last year, you know, as long as you can maintain those sales I think you’re in good shape. The key here is to avoid having a very strong growth one year and a very strong decline the year after, which is probably more detrimental to the brand than having more steady growth. So I don’t think it’s anything structural. I think when you’re comping against very strong results, maintaining those sales is good. Obviously, I’d like bigger numbers, but I’m not disappointed also by the numbers.

Nick Corcoran, Acumen

That’s all for me. Thank you.

Operator

Your next question comes from the line of Michael Glen from Macquarie. Please go ahead.

Michael Glen, Macquarie

Hey, Eric. Just back to the, um, you talk about deleverage. Did you have any deleverage targets in mind by, say, a year from now or a year after closing on this deal?

Eric Lefebvre, Chief Executive Officer

No. And the reason is we want to do more acquisitions. And we don’t know if there will be more acquisitions to do, so obviously all the cash flows we’re producing between now and the next one are going to go against our debt, but if there are more acquisitions down the road we won’t hesitate to go for them.

MTY Food Group Inc. First Quarter 2019 Earnings Conference Call Thursday, April 11, 2019 – 8:30 AM ET

So it’s hard to say exactly how much we can deleverage or how much more we’re going to put on our balance sheet given the fact that we don’t control the pipeline of acquisitions and whether or not we’re going to be able to cross the finish line with them. So we don’t set those kinds of targets but one thing for sure is that we’re not stopping the M&A machine. So we’re not going to be sitting on our hands waiting for our debt to go down to a certain level before we go back making more acquisitions.

Michael Glen, Macquarie

Okay. And the all-in interest rate with your debt pro forma this acquisition, what would be the right rate to use?

Eric Lefebvre, Chief Executive Officer

It’s going to go up a little bit because we’re going up to different levels in our debt facility. I wish I had the proper answer for you but I would assume we’re probably going to go up by about 0.5% for all of the debt.

Michael Glen, Macquarie

Total. Okay. And the tax rate for this business would be—it would be 21%, in and around?

Eric Lefebvre, Chief Executive Officer

No, the tax rate is going to be the normal US tax rate, which is probably around 27%, if I’m not mistaken.

Michael Glen, Macquarie

Okay. And if we were trying to calculate what the D&A coming out of this deal would look like, are you able to give an indication what that might be?

Eric Lefebvre, Chief Executive Officer

The D&A?

Michael Glen, Macquarie

Like the amortization expense.

Eric Lefebvre, Chief Executive Officer

Oh, the amortization. No, it’s too early. We need to do the proper allocation of our purchase price. Obviously, there will be more amortization coming from the franchise rights and the corporate stores, but I don’t have a proper number to give you at the moment.

Michael Glen, Macquarie

You referenced the capital investments. Can you indicate a level that you would be looking to put into the business? And that would go through the CapEx line I guess.

Eric Lefebvre, Chief Executive Officer

No, it would not. If we contribute something to our corporate stores it would go through CapEx but if we contribute something to our franchise stores it goes through our P&L. It’s too early to mention any numbers for that. I need to concentrate on trying to close the transaction first and that’s the most important. And then once we close the transaction we’ll be for sure talking with management and the franchisee advisory committee to try to find the right action and the right balance between how much MTY can invest and how efficient that investment is going to be. But I would expect that it’s going to take some time before we can really produce a number and give you indications.

It also depends on a number of other factors. The engagement of our franchisees in the network is certainly going to be a big factor in our investment. If we have engaged franchisees that look forward to push their top line, our investment might be a little bit bigger in the short term. If we have franchisees that want to sit on the sidelines and watch while others are taking action and watch the impact of those actions on the results, then it’s probably going to be a little bit slower. So we’ll see with time but that’s something we’re going to have to play by ear at the moment.

Michael Glen, Macquarie

Okay. That’s all my questions. Thanks.

Operator

There are no further questions at this time. Mr. Lefebvre, I turn the call back over to you for closing remarks.

MTY Food Group Inc. First Quarter 2019 Earnings Conference Call Thursday, April 11, 2019 – 8:30 AM ET

Eric Lefebvre, Chief Executive Officer

Thank you, everyone, for joining me on this call. I look forward to speaking with you again at our next quarterly call. Thank you.

Operator

This concludes today’s conference call. You may now disconnect.

Notice to Investors

The tender offer described above has not yet commenced. This communication is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Papa Murphy’s. The solicitation and offer to buy Papa Murphy’s shares will only be made pursuant to an offer to purchase and related materials. At the time the tender offer is commenced, MTY Columbia Merger Sub, Inc. (“Purchaser”) will file a tender offer statement and related exhibits with the U.S. Securities and Exchange Commission (the “SEC”) and Papa Murphy’s will file a solicitation/recommendation statement with respect to the tender offer. Investors and stockholders of Papa Murphy’s are strongly advised to read the tender offer statement (including the related exhibits) and the solicitation/recommendation statement, as they may be amended from time to time, when they become available, because they will contain important information, including the terms and conditions of the offer, that stockholders should consider before making any decision regarding tendering their shares. The tender offer statement (including the related exhibits), the solicitation/recommendation statement and the other documents filed by Papa Murphy’s with the SEC, including the Merger Agreement, will be available at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement and other documents that Purchaser files with the SEC will be made available to all stockholders of Papa Murphy’s free of charge from the information agent for the tender offer, and the solicitation/recommendation statement and the other documents filed by Papa Murphy’s with the SEC will be made available to all stockholders of Papa Murphy’s free of charge at www.investors.papamurphys.com.

Forward-Looking Information

Certain information in this communication constitutes “forward-looking” information that involves known and unknown risks and uncertainties, future expectations and other factors which may cause the actual results, performance or achievements of Purchaser, Parent, Papa Murphy’s or the combined company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. All statements other than statements of historical facts included in this communication may constitute forward-looking statements. In particular, this communication contains statements that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, regarding, without limitation, the potential benefits and effects of the proposed tender offer and the related merger, the ability to complete the proposed tender offer and related merger and the potential closing date of these transactions and the potential impact of these transactions on the combined company’s future operations; the suitability of these transactions for MTY Food Group Inc. and its subsidiaries (“Parent”) and Papa Murphy’s; the effect of these transactions on Papa Murphy’s stakeholders; the expected EBITDA, revenue, liquidity, cash flow, system sales and potential growth of the combined company; and potential future acquisition opportunities and capital investments. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “anticipate”, “estimate”, “may”, “will”, “expect”, “believe”, “plan” or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. These forward-looking statements are not facts or guarantees of future performance, but only reflections of estimates and expectations of Purchaser’s, Parent’s and Papa Murphy’s management and involve a number of risks, uncertainties, and assumptions.

The forward-looking information contained in this communication reflects Purchaser’s, Parent’s and Papa Murphy’s current expectations and assumptions regarding future events and operating performance and speaks only as of the date of this communication. While these assumptions and expectations are considered reasonable, a number of factors could cause the actual results, level of activity, performance or achievements to be materially different from the expectations and assumptions of Purchaser, Parent and Papa Murphy’s, including those discussed in Parent’s public filings available at www.sedar.com and in particular in its most recent annual information form under “Risk Factors” and in its management’s discussion and analysis for its fiscal year ended November 30, 2018 under “Risk and Uncertainties” and in Papa Murphy’s public filings with the SEC, available at ww.sec.gov, including under those discussed under “Risk Factors” in Papa Murphy’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2018.

Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in this communication is expressly qualified by this cautionary statement. Except as required by law, neither of Purchaser, Parent or Papa Murphy’s assumes any obligation to update or revise forward-looking information to reflect new events or circumstances.